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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           -------------------------


                             ELJER INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                           ZURN ACQUISITION CO., INC.

                             ZURN INDUSTRIES, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   287161103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DENNIS HAINES
                         GENERAL COUNSEL AND SECRETARY
                             ZURN INDUSTRIES, INC.
                                 ONE ZURN PLACE
                            ERIE, PENNSYLVANIA 16505
                                 (814) 452-2111
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH A COPY TO:

                                DAVID G. HEIMAN
                           JONES, DAY, REAVIS & POGUE
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO  44114
                                 (216) 586-3939

                           -------------------------





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                               Page 1 of 4 Pages
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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on December 20, 1996 by Zurn Industries, Inc., a Pennsylvania corporation ("Parent"), and Zurn Acquisition Co., Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), as bidders, with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Eljer Industries, Inc., a Delaware corporation, at a purchase price of $24.00 per Share, net to the seller in cash.

     Except as otherwise indicated herein, the information set forth in the
Schedule 14D-1 remains unchanged and each capitalized term used herein and not defined shall have the meaning ascribed to such term in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION

     The response to Item 10 is hereby amended by adding the following:

     (c) The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder applicable to the purchase of the Shares pursuant to the Offer expired on January 3, 1997.

                               Page 2 of 4 Pages
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 1997
                                  ZURN ACQUISITION CO., INC.

                                  By:   /s/ Robert R. Womack
                                       --------------------
                                       Name:  Robert R. Womack
                                       Title:President

                               Page 3 of 4 Pages
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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 1997

                              ZURN INDUSTRIES, INC.



                              By:   /s/ Robert R. Womack
                                    --------------------
                                    Name:  Robert R. Womack
                                    Title:Chairman and Chief
                                         Executive Officer

                               Page 4 of 4 Pages